UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated November 15, 2007, announcing the Company’s financial results for the third quarter 2007 and quarterly dividend of $0.4375 per share.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS RESULTS FOR THE THIRD QUARTER 2007 AND
DECLARES QUARTERLY DIVIDEND OF $0.4375 PER SHARE

ATHENS, Greece, November 15, 2007-Paragon Shipping Inc. (Nasdaq: PRGN) a global shipping transportation company specializing in dry bulk cargoes announced today its results for the three and nine month periods ended September 30, 2007.

The Company’s results reflect the impact of its successfully completed public offering of 10,997,539 common shares (including the underwriters’ over allotment), as previously announced.  In addition, the Company’s results for the three and nine month periods ended September 30, 2007 include non-cash expenses of $19.8 and $19.9 million respectively, that affected losses per share basic and diluted of ($0.98) and ($0.43), for the three and the nine month periods ended September 30, 2007 by ($1.13) and ($1.47) per share, respectively. Non-cash expenses related to the non-cash compensation expense resulting from the conversion of the Company’s outstanding Class B shares into Class A shares at the time of the Company’s initial public offering and to the amortization up to September 30, 2007, of the compensation cost recognized for the grant of a total of 570,000 options and a total of 86,500 restricted common shares to executive officers and directors. The remaining unrecognized compensation cost for options and restricted common shares, amounted to $1.2 million as of September 30, 2007 and is expected to be recognized over the remaining weighted average period of 2 years.

Other non-cash items include deferred revenue from the valuation of time charter agreements which were assumed on the acquisition of vessels and unrealized loss from interest rate swaps, all of which were included in calculating the adjusted net income and the adjusted earnings per share. These other non-cash items contributed an aggregate of $1.5 million to the adjusted net income, or $0.09 to the adjusted earnings per share for the three month period ended September 30, 2007 and $2.1 million to the adjusted net income, or $0.15 per share to the adjusted earnings per share for the nine month period ended September 30, 2007.

Third Quarter 2007 Financial Results:
Time charter revenue for the third quarter of 2007 was $19.0 million.  The Company reported a net loss of ($14.2) million, or ($0.98) per basic and diluted share, calculated on 17,491,591 weighted average number of shares outstanding for the period, and reflecting the impact of the non-cash item discussed above.  Excluding the non-cash expenses and other non-cash items referenced above, the Company would have reported adjusted net income of $4.1 million, or $0.23 adjusted earnings per share.  Please refer to the tables at the back of this press release for a reconciliation of non-GAAP financial measures to GAAP measures.

Adjusted EBITDA excluding the non-cash expenses and other non-cash items mentioned above was $10.9 million for the 2007 third quarter. This was calculated by adding to the net loss of ($14.2) million for the three months ended September 30, 2007, the effect of non-cash expenses and other non-cash items, the net interest expense and the depreciation, that in the aggregate amounted to $25.1 million for the three months ended September 30, 2007.

The Company operated an average of 7.2 vessels during the third quarter of 2007, earning an average time charter equivalent rate of $27,494 per day. Total operating expenses were $4.9 million, or approximately $7,446 per vessel, including vessel operating expenses and general and administrative expenses, but excluding $19.8 million of share-based compensation.

Comparable financial results for the third quarter of 2006 are not available as the Company did not have any vessels in operation during the period and hence had not commenced operations.

Dividend Declared
Based on the financial results for the third quarter of 2007, the Board of Directors of the Company declared a quarterly dividend of $0.4375 per share, payable on November 30, 2007 to shareholders of record as of November 21, 2007.  The declaration of each quarterly dividend is anticipated to take place concurrently with the announcement of the Company’s earnings for that period.  During the first three quarters of 2007 dividends have amounted to $1.9125 per share, including a special dividend of $0.60 per share prior to the completion of our initial public offering on August 15, 2007.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to report another quarter of strong operational and financial results, as we continued to execute our operating strategy and benefit from the overall strength in the shipping markets.  During the quarter, we successfully acquired the vessels targeted in our offering, further expanding our fleet from 6 to 9 vessels over the period.  We also leveraged our strong financial position to grow the fleet by contracting to acquire two additional Panamax vessels during the quarter, which are due to be delivered in the next 30 days. Once we take delivery of these two vessels in the fourth quarter of 2007, we will have expanded our fleet to 11 vessels, and expanded our available tonnage by 27% to 706,358 dwt, all of which will be chartered to first class customers at a time of high customer demand and robust freight rates.  At the same time, we will have lowered our average fleet age to 6.5 years from 7.8 years currently, and locked in additional cash flow to support our business growth and dividend payment in the coming years.  We also fulfilled our commitment to our shareholders, declaring a third consecutive quarterly dividend, while still maintaining our ability to reinvest in the business.”

Mr. Bodouroglou concluded, “Going forward, the long-term drivers of our market remain unchanged, and Paragon Shipping remains well positioned through its young, versatile fleet and balanced chartering strategy for future success.  We believe that our strong balance sheet with its significant liquidity and low net leverage will enable us to further pursue fleet expansion opportunities, while at the same time continuing to pay dividends to our shareholders.”

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping has chartered its vessels for periods ranging from 1 to 3 years.  As a result, the Company has currently fixed 100%, 93%, and 50% of its available fleet days in 2007, 2008 and 2009, respectively.  This represents expected contracted revenue from these charter agreements of $24.6 million for the fourth quarter of 2007, $127.5 million and $70.0 million for 2008, and 2009, respectively.  Although these charter payments are based on contractual charter rates, the contracts are subject to performance, and reflect an estimate of off-hire days for periodic or scheduled maintenance.

Recent Fleet Developments
During the third quarter of 2007, the Company took delivery of three vessels it contracted to acquire with the net proceeds of its public offering and borrowings under its credit facility with Commerzbank AG.  With the addition of these vessels, the Company's fleet now consists of five Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier, with an aggregate capacity of approximately 557,406 deadweight tons.

The Company took delivery on August 13, 2007 of the Sapphire Seas, a 53,702 dwt 2005-built Supramax vessel.  The Sapphire Seas has been chartered to Korea Line Corp. pursuant to a time charter with a remaining period of approximately 33 to 35 months at the charterer's option, at an initial rate of $30,750 per day, which commenced immediately upon the delivery of the vessel to the Company. The daily charter rate for the Sapphire Seas will decrease to $26,750 on June 22, 2008 and to $22,750 on June 22, 2009.

The Company also took delivery of the Pearl Seas, a 74,273 dwt 2006-built Panamax vessel, on August 16, 2007.  The Pearl Seas has been chartered to D'Amato Shipping pursuant to a time charter with a remaining period of approximately 10 to 12 months at the charterer's option, at the rate of $30,500 per day, which commenced immediately upon delivery of the vessel.

The Company took delivery on September 17, 2007 of the Diamond Seas, a 74,274 dwt Panamax drybulk carrier built in 2001.  The Diamond Seas has been chartered to Vespucci Marine C.V. pursuant to a time charter with a remaining period of approximately 35 to 37 months at the charterer's option, at an initial rate of $27,500 per day.  The charter commenced immediately upon the delivery of the vessel to the Company.

Additionally, on October 8, 2007, the Company announced that it has entered into agreements with third parties to acquire two 2006-built Panamax drybulk carriers.  The first vessel, to be named “Coral Seas”, has a capacity of 74,477 dwt and will be acquired with a time charter at $54,000 per day for a period of 23 to 25 months.  The second vessel, to be named “Golden Seas”, has a capacity of 74,475 dwt and will be acquired with a time charter at $64,000 per day for a period of 11 to 13 months. Both vessels will be delivered to the Company between November and December 2007 and immediately commence their respective time charters.

Cash Flows
For the nine months ended September 30, 2007, the Company generated net cash from operating activities of $26.6 million.  Net cash used in investing activities was $246.1 million for the nine months ended September 30, 2007.  Net cash used in financing activities for the nine months ended September 30, 2007 was $204.2 million.

Nine Months 2007 Financial Results:
Time charter revenue for the 2007 nine months ended September 30, 2007 was $46.3 million.  The Company reported a net loss of $2.8 million, or ($0.43) per basic and diluted share, calculated on 13,517,590 weighted average number of shares outstanding for the period, and reflecting the impact of the non-cash expenses and other non-cash items discussed previously.  Excluding the non-cash expenses (which amounted to $19.9 million, or ($1.47) to the adjusted earnings per share for the nine-month period) and other non-cash items discussed previously (which amounted to $2.1 million, or $0.15 per share to the adjusted earnings per share for the nine-month period) the Company would have reported adjusted net income of $15.0 million, or $1.11 adjusted earnings per share.  Please refer to the tables at the back of this press release for a reconciliation of non-GAAP financial measures to GAAP measures.

Adjusted EBITDA excluding non-cash expenses and other non-cash items mentioned above was $31.3 million for the nine months ended September 30, 2007. This was calculated by adding to the net loss of ($2.8) million for the nine months ended September 30, 2007, the effect of non-cash expenses and other non-cash items, the net interest expense and the depreciation, that in aggregate amounted to $34.1 million for the nine months ended September 30, 2007.

The Company operated an average of 6.3 vessels during the nine month period of 2007, earning an average time charter equivalent rate of $25,384 per day. Total operating expenses were $9.7 million, or approximately $5,579 per vessel, including vessel operating expenses and general and administrative expenses, but excluding $19.9 million of share-based compensation.

Comparable financial results for the 2006 nine-month period are not available as the Company did not have any vessels in operation during the period and hence had not commenced operations.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss the results on Friday, November 16, 2007 at 9:00 a.m. Eastern Standard Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK) or + 30 210 94 60 929 (all other callers). The access code for the replay is “909#”.

Slides and audio webcast:
There will also be a live webcast of the conference call, through the Paragon Shipping Inc. website (www.paragonship.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of nine vessels with a total carrying capacity of 557,406 dwt.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Street GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Scot Hoffman FD Tel: +1(212) 850-5600

 Tables Follow -

Updated Fleet List:
The following table represents our fleet as of November 15, 2007.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Total Panamax	5	368,188
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Total Supramax	1	53,702
Grand Total	9	557,406

Summary Fleet Data:

	Nine Month Period Ended September 30, 2007	Third Quarter Ended September 30, 2007
FLEET DATA
Average number of vessels (1)	6.34	7.18
Available days for fleet (2)	1,731	661
Calendar days for fleet (3)	1,731	661
Fleet utilization (4)	100%	100%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	25,384	27,494
Vessel operating expenses (6)	3,727	4,361
General and administrative expenses (7)	1,852	3,084
Total vessel operating expenses (8)	5,579	7,446

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each fleet was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculate by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)
Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the conversion of the Company’s Class B common shares into Class A common shares and to the amortization of the recognized share based compensation cost for options and restricted shares have been excluded. A bonus award to executive officers of $1.4 million during the third quarter has been included.

(8)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the conversion of the Company’s Class B common shares into Class A common shares and to the amortization of the recognized share based compensation cost for options and restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Nine Month Period Ended September 30, 2007	Third Quarter Ended September 30, 2007
Time Charter Revenues	46,277,491	19,048,552
Less Voyage Expenses	123,623	34,970
Less Commission	2,214,984	839,933
Total Revenue, net of voyage expenses	43,938,884	18,173,649
Total available days	1,731	661
Time Charter Equivalent	25,384	27,494

PARAGON SHIPPING INC.
Condensed Statement of Cash Flows
(Expressed in United States Dollars)

Nine Month Period Ended September 30, 2007
Cash and cash equivalents, beginning of year	32,331,848
Provided by (used in):
Operating Activities	26,621,686
Investing Activities	(246,143,035)
Financing Activities	204,217,503
Net increase (decrease) in cash and cash equivalents	(15,303,846)
Cash and cash equivalents, end of period	17,028,002

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Nine Month Period Ended September 30, 2007	Third Quarter Ended September 30, 2007
Net Loss	(2,845,776)	(14,151,617)
Plus Net Interest expense	5,707,944	2,540,611
Plus Depreciation	10,610,725	4,225,723
Plus Amortization	-	-
EBITDA	13,472,893	(7,385,283)
Adjusted EBITDA Reconciliation
Net Loss	(2,845,776)	(14,151,617)
Non-cash expenses and other non-cash items	17,819,103	18,260,698
Adjusted Net Income	14,973,327	4,109,081
Plus Net Interest expense	5,707,944	2,540,611
Plus Depreciation	10,610,725	4,225,723
Plus Amortization	-	-
Adjusted EBITDA	31,291,996	10,875,415

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non cash expenses and other non-cash items to derive at the adjusted net income and the adjusted EBITDA. The Company excluded these items because the Company believes that the non-cash expenses and other non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Nine Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2007
Net Loss	(2,845,776)	(14,151,617)
Income allocable to Class B common shares (1)	2,954,848	2,954,848
Loss available to Class A common shares	(5,800,624)	(17,106,465)
Weighted average number of Class A common shares	13,517,590	17,491,591
Loss per Class A common shares basic and diluted	(0.43)	(0.98)
Reconciliation of Net Loss to Adjusted Net Income
Net Loss	(2,845,776)	(14,151,617)
Non-cash expenses and other non-cash items	17,819,103	18,260,698
Adjusted Net Income	14,973,327	4,109,081
Weighted average number of common shares	13,517,590	17,491,591
Adjusted earnings per share (1)	1.11	0.23

(1) The income allocable to Class B Common Shares represents the dividends paid to Class B Common shares as their ability to receive dividends was no longer contingent following the successful completion of the qualifying IPO. That income was deducted from Net Loss for the period to derive to Loss per Class A Common Shares basic and diluted. However, that income was not deducted from adjusted net income for the period as the earnings of Class A common shares and Class B common shares under the calculation for adjusted earnings per share, are considered on an aggregated basis.

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2006 and September 30, 2007 (unaudited)
(Expressed in United States Dollars)

	December 31, 2006	September 30, 2007
Assets		(unaudited)
Current assets
Cash and cash equivalents	32,331,848	17,028,002
Trade receivables	-	354,566
Other receivables	876,537	123,043
Prepaid expenses	-	240,247
Due from management company	-	246,858
Inventories	201,659	647,088
Total current assets	33,410,044	18,639,804

Fixed assets
Office equipment, net of accumulated depreciation	2,767	698
Advances for vessel acquisitions	2,963,391	-
Vessels at cost	152,554,289	435,609,509
Less: accumulated depreciation	(1,066,527)	(11,675,183)
Total fixed assets	154,453,920	423,935,024

Other assets	375,895	1,083,006
Restricted cash	-	7,510,000
Other long term receivables	-	454,979
Total Assets	188,239,859	451,622,813

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts payable	650,064	2,543,305
Accrued expenses	1,099,918	2,092,921
Due to management company	1,741,872	-
Interest rate swap	117,965	342,540
Deferred revenue from the valuation of charter agreement	123,750	-
Deferred income	516,056	1,792,905
Short-term debt		139,336,091
Total current liabilities	4,249,625	146,107,762

Long-term debt	77,437,500	-
Obligations for warrants	10,266,969	-
Deferred revenue from the valuation of charter agreement	-	39,306,415
Total long-term liabilities	87,704,469	39,306,415
Total Liabilities	91,954,094	185,414,177

Commitments and Contingencies
Shareholders’ equity:
Preferred shares: $0.001 par value, 25,000,000 authorized, none issued, none outstanding at December 31, 2006 and September 30, 2007 (unaudited) Class A Common Shares, $0.001 par value; 120,000,000 authorized 11,497,656 issued and outstanding at December 31, 2006 and 24,584,983 issued and outstanding at September 30, 2007 (unaudited)	11,498	24,585
Class B Common shares, $0.001 par value; 5,000,000 authorized, 2,003,288 issued and outstanding at December 31, 2006 and none issued and outstanding September 30, 2007 (unaudited)	2,003	-
Additional paid-in capital	98,738,185	291,468,640
Accumulated deficit	(2,465,921)	(25,284,589)
Total shareholders’ equity	96,285,765	266,208,636
Total Liabilities and Shareholders’ Equity	188,239,859	451,622,813

Paragon Shipping Inc.
Consolidated Statement of Operations
For the nine months period ended September 30, 2007 (unaudited) and the three months period ended September 30, 2007 (unaudited)
(Expressed in United States Dollars)

	Nine months ended September 30, 2007 (unaudited)	Three months ended September 30, 2007 (unaudited)
Revenue
Time charter revenue	46,277,491	19,048,552
Less: commissions	2,214,984	839,933
Net Revenue	44,062,507	18,208,619
Expenses
Voyage expenses	123,623	34,970
Vessels operating expenses	6,452,040	2,882,858
Management fees charged by a related party	1,180,703	453,960
Depreciation	10,610,725	4,225,723
General and administrative expenses (including share based compensation of $19,870,657 for the nine months ended September 30, 2007 (unaudited) and of $19,785,822 for the three months ended September 30, 2007 (unaudited))	23,075,715	21,824,575
Operating Income/ (Loss)	2,619,701	(11,213,467)

Other Income (Expenses)
Interest and finance costs	(6,310,859)	(2,802,743)
Unrealized loss on interest rate swap	(224,575)	(377,505)
Interest income	602,915	262,132
Gain from the change in fair value of warrants	493,962	-
Foreign currency losses	(26,920)	(20,034)
Total Other Expenses, net	(5,465,477)	(2,938,150)
Net Loss	(2,845,776)	(14,151,617)

Income allocable to Class B common shares	2,954,848	2,954,848
Loss available to Class A common shares	(5,800,624)	(17,106,465)

Loss per Class A common share, basic	$(0.43)	$(0.98)
Loss per Class A common share, diluted	$(0.43)	$(0.98)
Weighted average number of Class A Common Shares, basic	13,517,590	17,491,591
Weighted average number of Class A Common Shares, diluted	13,517,590	17,491,591

Paragon Shipping Inc.
Consolidated Statement of Shareholders’ Equity
For the nine months ended September 30, 2007 (unaudited)
(Expressed in United States Dollars)

	Class A Shares		Class B Shares
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total
Balance, January 1, 2007	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Issuance of Class A Common Shares, net of issuance costs (unaudited)	10,997,539	10,998			163,086,877		163,097,875
Conversion of Class B Common Shares into Class A Common Shares (unaudited)	2,003,288	2,003	(2,003,288)	(2,003)			-
Share based compensation (unaudited)					19,870,657		19,870,657
Issuance of restricted Class A Common Shares (unaudited)	86,500	86			(86)
Obligation for warrants (unaudited)					9,773,007		9,773,007
Dividends paid (unaudited)						(19,972,892)	(19,972,892)
Net Loss (unaudited)						(2,845,776)	(2,845,776)
Balance, September 30, 2007 (unaudited)	24,584,983	24,585	-	-	291,468,640	(25,284,589)	266,208,636

Paragon Shipping Inc.
Consolidated Statement of Cash Flows
For the period of the nine months ended September 30, 2007 (unaudited)
(Expressed in United States Dollars)

For the nine months ended September 30, 2007 (unaudited)
Cash Flows from Operating Activities
Net Loss	(2,845,776)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	10,610,725
Amortization of deferred revenue from the valuation of charter agreement	(2,276,129)
Amortization of financing costs	495,932
Share based compensation	19,870,657
Unrealized loss on interest rate swap	224,575
Gain from the change in fair value of warrants	(493,962)
Changes in assets and liabilities
Increase in trade receivables	(354,566)
Decrease in other receivables	753,494
Increase in prepaid expenses	(240,247)
Increase in due from management company	(246,858)
Increase in inventories	(445,429)
Decrease in other assets	1,505
Increase in long term receivables	(454,979)
Increase in trade accounts payable	1,893,241
Increase /in accrued expenses	594,526
Decrease in due to management company	(1,741,872)
Increase in deferred income	1,276,849

Net cash from operating activities	26,621,686

Cash flows from investing activities
Acquisition of vessels and capital expenditures	(280,091,829)
Deferred revenue from the valuation of charter agreement	41,458,794
Restricted cash	(7,510,000)

Net cash used in investing activities	(246,143,035)

Cash flows from financing activities
Proceeds from long term debt	211,898,591
Repayment of short-term debt	(150,000,000)
Payment of financing costs	(1,204,547)
Proceeds from the issuance of Class A common shares	175,960,710
Class A common share offering costs	(12,464,359)
Dividends paid	(19,972,892)
Net cash from financing activities	204,217,503

Net decrease in cash and cash equivalents	(15,303,846)
Cash and cash equivalents at the beginning of the period	32,331,848
Cash and cash equivalents at the end of the period	17,028,002

Supplemental disclosure of cash flow information
Cash paid during the period for interest	5,182,772
Accrued offering costs	398,477
Offering costs payable	398,477

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 16, 2007	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 830008